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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2018

Washington DC 408

SEC FILE NUMBER
8-49217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liora Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Longfellow Drive
(No. and Street)

Yarmouth Port (City) | MA (State) | 02675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Beckwith | (978) 283-4681 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.
(Name – *if individual, state last, first, middle name*)

32 Kearney Rd (Address) | Needham (City) | MA (State) | 02494 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Jacqueline Beckwith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liora Partners, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DIRECTOR

Title

Notary Public

ANGEL AGOSTO
Notary Public, State of Florida
Commission# GG 6534
My comm. expires June 28, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Director and Equity Owner of
Liora Partners, LLC
149 Las Brisas Circle
Hypoluxo, FL 33462

February 26, 2018

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Liora Partners, LLC (the "Company") as of December 31, 2017 and 2016, the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm (Continued)

To the Director and Equity Owner of
Liora Partners, LLC
February 26, 2018
Page 2

Supplemental Information

The information contained in The Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchane Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris + Morris, PC.

Morris &Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2003.
Needham Heights, MA 02494

AICPA
The CPA.
Never Underestimate
the Value.℠

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

BALANCE SHEETS

	December 31	
	2017	2016
ASSETS		
CURRENT ASSETS:		
Cash and Equivalents	$ 22,788	$ 36,379
Accounts Receivable	812,500	20
Prepaid Expenses	2,400	3,600
TOTAL CURRENT ASSETS	837,688	39,999
TOTAL ASSETS	$ 837,688	$ 39,999
LIABILITIES AND MEMBERS' CAPITAL		
CURRENT LIABILITIES:		
Accrued Expenses	$ 500,000	$ 640
TOTAL CURRENT LIABILITIES	500,000	640
MEMBERS' CAPITAL	337,688	39,359
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 837,688	$ 39,999

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2017	2016
REVENUES	$1,000,245	$ 10,144
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission Expense	500,000	-
Professional Expenses	46,124	41,167
Payroll & Related Expenses	43,102	-
Business Development	16,647	5,610
Travel and Entertainment	16,466	12,116
Employee Benefits	6,676	19,678
General and Administrative	6,596	6,644
Utilities	3,287	1,992
Bad Debt Expense	20	-
TOTAL EXPENSES	638,918	87,207
INCOME (LOSS) FROM OPERATIONS	361,327	(77,063)
INTEREST INCOME	2	7
NET INCOME (LOSS)	$ 361,329	$ (77,056)

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF MEMBERS' CAPITAL

Years Ended December 31, 2017 and 2016

	Paid-In Capital	Accumulated Earnings	Members' Distributions	Totals
Year Ended December 31, 2016				
Beginning Balance	$ 75,000	$ 6,416,656	$(6,315,241)	$ 176,415
Add: Capital Contributions	-	-	-	-
Deduct: Net (Loss)	-	(77,056)	-	(77,056)
Deduct: Distributions to Members	-	-	(60,000)	(60,000)
Ending Balances	$ 75,000	$ 6,339,600	$(6,375,241)	$ 39,359
Year Ended December 31, 2017				
Beginning Balance	$ 75,000	$ 6,339,600	$(6,375,241)	$ 39,359
Add: Capital Contributions	-	-	-	-
Add: Net Income	-	361,329	-	361,329
Deduct: Distributions to Members	-	-	(63,000)	(63,000)
Ending Balances	$ 75,000	$ 6,700,929	$(6,438,241)	$ 337,688

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received from Customers	$ 187,765	$ 76,364
Cash Paid for Operating Expenses	(138,358)	(90,167)
Interest Income Received	2	7
Net Cash Provided by (Used for) Provided by Operating Activities	49,409	(13,796)
NET CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash Distributed to Members	(63,000)	(60,000)
Net Cash (Used for) Financing Activities	(63,000)	(60,000)
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS	(13,591)	(73,796)
CASH AND EQUIVALENTS, Beginning of Year	36,379	110,175
CASH AND EQUIVALENTS, End of Year	$ 22,788	$ 36,379

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31 2017	2016
RECONCILIATIONS OF NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:		
Net Income (Loss)	$ 361,329	$ (77,056)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used for) Provided by Operating Activities:		
(Increase) Decrease in Accounts Receivable	(812,480)	66,220
Decrease (Increase) in Prepaid Expenses	1,200	(3,600)
Increase in Accrued Expenses	499,360	640
Total Adjustments	(311,920)	63,260
Net Cash Provided by (Used for) Operating Activities	$ 49,409	$ (13,796)

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2017 and 2016

A. THE COMPANY AND NATURE OF ITS OPERATIONS:

The Limited Liability Company was organized on February 29, 1996 under the laws of the State of Delaware, for the principal purpose of engaging in the business of placing private securities with institutional investors. The latest date for the dissolution of the LLC is March 20, 2026.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Methods of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting. The Company utilizes the cash-basis method of accounting for income tax reporting purposes.

2. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2017 and 2016, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

3. Cash and Equivalents

The Company invests certain cash in excess of operating requirements into money market accounts of financial institutions. The carrying amounts approximate fair market value because of the short-term nature of these securities. For the purpose of the statements of cash flows, the Company considers all short-term cash investments with a maturity of ninety (90) days or less to be cash equivalents.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2017 and 2016

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

4. Revenue Recognition

The Company recognizes revenue from when there is a persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collection of the related receivable is reasonably assured.

5. Uncollectible Accounts

For financial reporting purposes, the Company utilizes the reserve method to account for possible uncollectible accounts. Accounts deemed to be uncollectible are charged against the reserve in the year that the account is determined to be uncollectible. The direct write-off method is utilized for income tax reporting purposes. For the years ended December 31, 2017 and 2016, management has determined that no reserve for uncollectible accounts is necessary.

6. Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). In 2016, the LLC elected to be taxed as an 'S' Corporation effective for the tax year ended December 31, 2016. Income or losses of the Company are includable in the Members' individual income tax returns. Accordingly, there are no provisions for income taxes included in these financial statements.

Management has reviewed its income tax positions taken when completing the Company's income tax filings, and has determined that no reserve for uncertain tax positions is required.

Tax returns for the prior three fiscal years are subject to examination by taxing authorities. Management is unaware of any ongoing or pending examinations of its tax returns for these periods.

C. CONCENTRATION OF CREDIT RISK:

During the years ended December 31, 2017 and 2016, the Company performed a significant amount of work for one (1) and two (2) unrelated customers, respectively. The amounts related to these significant customers included in the accompanying statements of operations and balance sheets are summarized as follows:

	Revenues for the Years Ended December 31		Accounts Receivable as of December 31	
	2017	2016	2017	2016
Customer A	$1,000,000	$ -	$ 812,500	$ -
Customer B	-	5,381	-	-
Customer C	-	3,780	-	-

The Company maintains its cash in various accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash and equivalents.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2017 and 2016, the Company had net capital of $22,788 and $35,739, respectively. These amounts are in excess of its required net capital. At December 31, 2017 and 2016, the Company's ratio of aggregate indebtedness to net capital was 0 to 1 and 0.02 to 1, respectively.

E. 401(K) RETIREMENT PLAN:

The Company sponsors a SIMPLE 401(K) plan that provides either a matching contribution up to 3% of each employee's pay or a non-elective contribution of 2% of each eligible employee's pay. For the years ended December 31, 2017 and 2016, the Company's contributions amounted to $0 and $0, respectively.

F. CASH FLOWS:

For the years ended December 31, 2017 and 2016, the Company did not have any significant non-cash investing or financing activities.

G. SUBSEQUENT EVENTS:

Management has evaluated the possibility of subsequent events that may require disclosure in the Company's financial statements through February 26, 2018, the date that the financial statements were available to be issued, and has determined that there were no additional disclosures required.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31	
	2017	2016
Net Capital:		
Total Members' Capital	$ 337,688	$ 39,359
Add Non-Aggregate Indebtedness	500,000	500,000
Deduct Nonallowable Assets:		
Accounts Receivable	(812,500)	(20)
Prepaid Expenses	(2,400)	(3,600)
	(314,900)	(3,620)
Net Capital	$ 22,788	$ 35,739
Aggregate Indebtedness	$ -	$ 640
Computation of Basic Net Capital Requirement:		
Minimum Net Capital required - 6 2/3% of total aggregate indebtedness, but not less than $5,000	$ 5,000	$ 5,000
Excess of Net Capital over Requirement	$ 17,788	$ 30,739
Excess Net Capital at 100% (Net Capital - 10% of Aggregate Indebtedness)	$ 22,788	$ 35,675
Ratio: Aggregate Indebtedness to Net Capital	0 to 1	0.02 to 1

See the Report of Independent Registered Public Accounting Firm.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

A reconciliation of amounts reported in the Preliminary Focus Report, and audited amounts is below:

	December 31 2017	December 31 2016
Members' Capital Reported in Preliminary Focus Report	$ 837,688	$ 101,963
2017 Adjustment to Accrued Liabilities	(500,000)	-
2016 Adjustment to Revenue	-	(66,220)
2016 Adjustment to Prepaid Expenses	-	3,600
2016 Adjustment to Other Expenses, Net	-	16
Total Members' Capital	$ 337,688	$ 39,359
Non-Allowable Assets Reported in Preliminary Focus Report	$ 814,900	$ 66,240
2017 Adjustment to Accrued Liabilities	(500,000)	-
2016 Adjustment to Accounts Receivable	-	(66,220)
2016 Adjustment to Prepaid Expenses	-	3,600
Non-Allowable Assets & Non- Aggregate Indebtedness	$ 314,900	$ 3,620
NET CAPITAL	$ 22,788	$ 35,739

No material differences exist between the audited computation of net capital and the unaudited net capital as reported on the Company's focus report for the years ended December 31, 2017 and 2016.

See the Report of Independent Registered Public Accounting Firm.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To The Members of
Liora Partners, LLC

We have reviewed management's statements, included in the accompanying "Exemption Under Rule 15c3-3", in which Liora Partners, LLC (the Company) identified the following provisions of 17 C.F.R.§15c3-3(k) under which the Company claimed an exemption from 17 C.F.R.§ 240.15c3-3: (1) (the "exemption provision") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United Sates) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morris & Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

EXEMPTION UNDER RULE 15c3-3

Year Ended December 31, 2017

The Company claims exemption under the provisions of Rule 15c3-3(k)(1), since the Company is a broker/dealer engaged in the business of raising funds for private placements.

The Company met the exemption provisions of Rule 15c-3(k)(1) from January 1, 2017 to December 31, 2017 without exception.

Jacqui Beckwith
Liora Partners LLC
(Managing Director)

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

February 26, 2018

To the Members of
Liora Partners LLC
149 Las Brisas Circle
Hypoluxo, FL 33462

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Liora Partners, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's QuickBooks noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES
(Continued)

To the Members of
Liora Partners, LLC
February 26, 2018
Page 2

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences..

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Morris + Morris P.C.
Certified Public Accountants